[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X **ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

___ **TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission file number 001-32749

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fresenius Medical Care North America 401(k) Savings Plan
920 Winter Street
Waltham, MA 02451-1457

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fresenius Medical Care AG & Co. KGaA
Else-Kröner Straße 1
61352 Bad Homburg, v.d. H. Germany

EXHIBIT INDEX: PAGE 26

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 and 2007

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AND INDEPENDENT AUDITOR'S REPORT

INDEX

wjb

Walsh, Jastrem & Browne, LLP

Certified
Public Accountants
& Consultants

One Liberty Square
Boston, MA 02109
617 227 3333
617 227 5430 Fax
www.wjbcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
the Fresenius Medical Care North America 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fresenius Medical Care North America 401(k) Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 24, 2009

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

ASSETS:	2008	2007
Investments, at fair value -		
Mutual Funds	$ 405,693,843	$ 555,694,756
Collective Investment Trusts	225,409,508	227,987,353
Fresenius Medical Care AG - shares	55,671,645	55,150,230
Common Stock	673,889	20,004
Corporate Bond	2,370	-
Loans to participants	33,247,497	29,397,063
Total investments	720,698,752	868,249,406
Cash	1,604,408	1,923,251
Contributions receivable - participants	4,620,087	5,233,597
Contributions receivable - employer	16,989,507	21,609,120
Receivable for investments sold	19,614	50,876
Interest receivable	2,857	7,903
Total assets	743,935,225	897,074,153
LIABILITIES:		
Accrued administrative expenses	146,340	91,400
Payable for investments purchased	92,695	-
Total liabilities	239,035	91,400
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	743,696,190	896,982,753
Adjustments from fair value to contract value (for interest in a common collective trust) related to fully benefit-responsive investment contracts	7,196,687	1,125,827
NET ASSETS AVAILABLE FOR BENEFITS	$ 750,892,877	$ 898,108,580

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

ADDITIONS:	
Participant contributions -	
Salary deferrals	$ 82,832,137
Rollovers	6,304,675
Employer contributions -	
Matching	25,057,355
Profit sharing	12,791,238
Defined contribution	2,706,418
Dividend and interest income	24,060,074
Total additions	153,751,897
DEDUCTIONS:	
Net realized and unrealized depreciation in value of investments	232,447,561
Benefits paid to participants	68,407,922
Administrative expenses	477,957
Total deductions	301,333,440
NET DEDUCTIONS BEFORE TRANSFERS	(147,581,543)
TRANSFERS:	
Transfers in from other plan	445,896
Transfers out to other plan	(80,056)
Total net transfers	365,840
NET DEDUCTIONS	(147,215,703)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	898,108,580
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 750,892,877

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - The Fresenius Medical Care North America 401(k) Savings Plan (the Plan) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (the Company) for the benefit of the employees of the Company and employees of entities owned or controlled by the Company. The Company is a provider of dialysis products and services.

The administration of the Plan is the responsibility of the Administrative Committee, appointed by the Company's Board of Directors. The trustee of the Plan is Fidelity Management Trust Company, which holds, manages and invests the Plan's assets and provides recordkeeping services for the Plan.

Method of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting.

Investments – The Plan's investments are stated at fair value (see Note 3). Shares of mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year end. Investments in collective investment trusts are stated at fair value, as determined by the issuer of the collective investment trusts based on the fair value of the underlying investments. Collective investment trusts with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The Plan's investment in shares of Fresenius Medical Care AG (the parent company of the Plan sponsor), which trade on the New York Stock Exchange in the form of American Depository Receipts (ADRs), are valued at the closing market price on the last business day of the Plan year. Common stocks and corporate bonds are valued at end of year quoted market prices. Loans to participants are valued at cost, which approximates fair value. Any unrealized appreciation or depreciation in value of investments is reflected in the statement of changes in net assets available for benefits.

The Fidelity Managed Income Portfolio II (the "Portfolio") is a stable value fund that is an open-end collective investment trust dedicated exclusively to the management of assets of defined contribution plans. The Portfolio's investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a "wrapper" contract issued by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Plan follows the provisions of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents the collective investment trusts with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits with respect to such contracts is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses – Certain administrative costs of the Plan have been absorbed by the Company.

Unit Values – Individual participant accounts for investments in collective investment trusts are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the collective investment trusts, but do have an interest therein represented by units valued daily. The collective investment trusts earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from collective investment trusts are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Special provisions may apply for certain participants who joined the Plan pursuant to Company acquisitions. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all employees meeting the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A summary description of the Plan is available from the Plan Administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document. Eligible employees hired after January 1, 2007 are automatically enrolled in the Plan at 3% of eligible earnings unless the employees opt not to participate.

Participant Accounts - Each participant's account is credited with the participant's and Company's contributions and allocations of Plan earnings. Participant and employer contributions are invested as directed by the participants into one or more designated investment options offered by the Plan. Effective April 1, 2008, participants have the option to establish a plan level brokerage account to allow the opportunity to invest in a wide array of securities. Participants may change their investment selections at any time. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant and Company Matching Contributions - Each participant may contribute from 1% to 75% of his or her eligible earnings on a pre-tax basis, subject to certain limitations. The Company makes matching contributions to the Plan at an amount equal to 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed one year of service.

Participants are at all times 100% vested to the extent of their own contributions. Active participants since January 1, 2007, vest in the employer matching contributions according to the following schedule:

2. DESCRIPTION OF THE PLAN (continued)

Period of Service	Percentage Vested
Fewer than 1 year	0%
1 but fewer than 2 years	20%
2 but fewer than 3 years	40%
3 but fewer than 4 years	60%
4 but fewer than 5 years	80%
5 years or more	100%

Participants terminated prior to January 1, 2007 vest in the employer matching contributions according to the vesting schedule in effect at the time of termination.

Company Profit Sharing and Defined Contribution – The Company may make discretionary profit sharing contributions to the Plan for the benefit of all eligible participants. Employees who have completed a year of service for the plan year for which the contribution relates and are employed by the Company on the last day of the plan year for which the contribution relates are eligible to participate in this component of the plan. Certain employees covered under collective bargaining agreements are not eligible to participate. Any discretionary profit sharing contributions are allocated to eligible participants based on compensation, with participants having ten years or more of service as of January 1, 2002 entitled to an additional 50% profit sharing allocation. Participants are immediately 100% vested in all discretionary profit sharing contributions.

The Company makes payments to the Plan referred to as a "defined contribution" for the benefit of all eligible participants. Employees satisfying all of the following requirements are eligible to participate in this component of the Plan: (i) the employee was employed by the Company as of March 9, 2002; (ii) the employee was a participant in the Fresenius Medical Care North America Retirement Plan ("Pension Plan") on March 9, 2002, and (iii) the employee had completed ten years of pension service as of March 9, 2002. Employees eligible to participate will only receive a defined contribution allocation for a given plan year after the completion of 15 years of pension service as long as the employee is employed by the Company on the last day of the plan year for which the contribution relates. Participants are immediately 100% vested in such contributions.

The amount of the defined contribution for each eligible participant is actuarially determined and is principally based on the participant's length of service, level of compensation, projected

2. DESCRIPTION OF THE PLAN (continued)

benefit from the Pension Plan, and the projected benefit from the profit sharing component of this Plan. Certain actuarial assumptions relative to annual compensation percentage increases, annual investment returns and anticipated profit sharing funding levels are made in determining the defined contribution funding amounts.

Forfeitures - At December 31, 2008, forfeited account balances totaled $33,703. Forfeitures are used to reduce Company contributions and/or offset administrative expenses of the Plan. During the year ended December 31, 2008, the Company used $1,367,775 of forfeited account balances to reduce Company matching contributions.

Distributions – At termination of employment, the participant is entitled to withdraw his or her entire account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with account balances of less than $5,000 must withdraw their account balances from the Plan. Terminated employees with participant account balances greater than $5,000 may elect to leave their funds in the Plan until age 70 1/2. The Plan allows participants with account balances greater than $5,000 to elect payouts in the form of an annuity over a period not to exceed 25 years. In certain instances, prior to termination, participants may (subject to approval by the Administrative Committee) withdraw account balances to defray financial obligations.

Plan Termination – Although the Company expects to continue the Plan as a permanent, tax-deferred, savings program for the exclusive benefit of Company employees, the continuance of the Plan is not assumed by the Company as a contractual obligation. The Company reserves the right to amend or terminate the Plan subject to the provisions set forth by ERISA. If the Company terminates the Plan, accounts will be valued as of the termination date and distributed in a lump sum payment to each participant, subject to ERISA and/or other legal requirements that may exist at that time.

3. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures regarding fair value measurements. The adoption of SFAS No. 157 did not have a material impact on the Plan's financial statements.

3. FAIR VALUE MEASUREMENTS (continued)

Fair value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

Level 1 — Observable inputs based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs for assets or liabilities, other than quoted prices included in Level 1, which are either directly or indirectly observable as of the measurement date.

Level 3 — Unobservable inputs where there is little or no market activity for the assets or liabilities. These inputs reflect Plan management's assumptions of the data market participants would use in pricing an asset or liability, based on the best information available in the circumstances.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 405,693,843	$ -	$ -	$ 405,693,843
Collective Investment Trusts	-	225,409,508	-	225,409,508
Fresenius Medical Care AG - Shares	55,671,645	-	-	55,671,645
Common Stock	673,889	-	-	673,889
Corporate Bond	-	2,370	-	2,370
Loans to Participants	-	-	33,247,497	33,247,497
Total Investments	$462,039,377	$225,411,878	$33,247,497	$720,698,752

3. FAIR VALUE MEASUREMENTS (continued)

The following table sets forth the changes in the fair value of the Plan's Level 3 assets (Loans to participants) for the year ended December 31, 2008:

Balance, January 1, 2008	$ 29,397,063
Loan withdrawals	18,400,400
Loan repayments	(12,137,344)
Benefit payments and deemed distributions	(2,412,622)
Balance, December 31, 2008	$ 33,247,497

4. INVESTMENTS

The following presents investments at December 31, 2008 and 2007 representing 5% or more of Plan net assets:

	2008		2007	
Mutual Funds -				
Fidelity Contrafund, 2,170,312 and 2,224,026 shares, respectively	$98,228,335	*	$162,598,508	*
Neuberger & Berman Genesis Trust, 1,333,499 and 1,253,176 shares, respectively	41,458,476	*	61,756,493	*
Oakmark Equity and Income Fund-Class I, 4,537,748 and 4,316,086 shares, respectively	97,833,849	*	116,016,388	*
Fidelity U.S. Bond Index Fund, 4,179,179 and 3,200,305 shares, respectively	45,093,340	*	34,851,324	* (A)

4. INVESTMENTS (continued)

	2008			2007	
TCW Dividend Focused Fund, 6,355,130 and 6,313,974 shares, respectively	44,295,257	*		80,692,588	*
Fidelity Diversified International Fund, 1,366,902 and 1,435,095 shares, respectively	29,402,061	*	(A)	57,260,299	*
Collective Investment Trusts -					
Fidelity Managed Income Portfolio II, 184,540,758 and 149,619,601 units, respectively	177,344,071	*		148,493,774	*
Fidelity U.S. Equity Index Pool, 1,596,328 and 1,660,267 units, respectively	48,065,437	*		79,493,579	*
Other -					
Fresenius Medical Care AG, 1,179,984 and 1,045,502 shares, respectively	55,671,645	*		55,150,230	*

* - Participant directed
(A) - Investment does not represent 5% or more of the Plan's net assets at respective year end

For the year ended December 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(232,447,561) as follows:

	Net Appreciation (Depreciation)
Mutual funds	$ (196,129,040)
Collective investment trusts	(29,093,487)
Fresenius Medical Care AG – shares	(6,676,940)
Common Stock	(548,125)
Corporate Bond	31
	$ (232,447,561)

5. LOANS TO PARTICIPANTS

Participants may at any time borrow up to 50% (but not more than $50,000) of their vested account balances with a minimum loan amount of $500. Such loans are secured by the participants' account balances. The loans bear a reasonable rate of interest and must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence.

6. RELATED PARTY TRANSACTIONS

The Plan invests in mutual funds and collective investment trusts that are managed by Fidelity Investments, who also serves as trustee of the Plan and custodian for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor. Transactions in such investments are considered party-in-interest transactions as defined by ERISA, but are exempt from the prohibited transaction rules. Fees paid by the Plan to Fidelity Investments for custodial and recordkeeping services amounted to $437,284 for the year ended December 31, 2008 and is included in administrative expenses in the statement of changes in net assets available for benefits.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of amounts per the financial statements to Form 5500 for the year ended December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$ 750,892,877	$ 898,108,580
Adjustment from contract value to fair value (for interest in common collective trust) related to fully benefit-responsive investment contracts	(7,196,687)	(1,125,827)
Net assets available for benefits per Form 5500	$ 743,696,190	$ 896,982,753

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

Total deductions in net assets per the financial statements	$ (147,215,703)
Adjustment from contract value to fair value (for interest in common collective trust) related to fully benefit-responsive investment contracts	(6,070,860)
Total deductions in net assets per Form 5500	$ (153,286,563)

8. TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated August 4, 2003 determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the "Code") and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

The Plan has submitted an application with the Internal Revenue Service requesting a determination letter based on an updated Plan document that incorporates amendments since the latest determination letter. The application is pending.

9. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, collective investment trusts and shares of Fresenius Medical Care AG. Additionally, Plan participants can invest in a wide array of securities through a plan level brokerage account. Such investments are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to such risks, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

10. TRANSFERS IN FROM OTHER PLAN

Pursuant to the acquisition of Renal Care Group, Inc. by the Company, the Renal Care Group, Inc. 401(k) Employer Retirement Plan was merged into the Plan in 2007. Remaining participant account balances totaling $445,896 were transferred to the Plan during the year ended December 31, 2008.

11. TRANSFERS OUT TO OTHER PLAN

In 2007, the Company sold its Extracorporeal Alliance Division, and transferred account balances of affected employees to a successor plan, Specialty Care Services Group 401(k) Plan. Remaining participant account balances, totaling $80,056, were transferred out during the year ended December 31, 2008

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2008

(a)	(b) Identity of Issue	(c) Description		(d) Cost	(e) Current Value
	Mutual Funds -				
*	Fidelity Cash Reserves	499,781	Shares	**	$ 499,781
*	Fidelity Contrafund	2,170,312	Shares	**	98,228,335
*	Fidelity Diversified International Fund	1,366,902	Shares	**	29,402,061
*	Fidelity U.S. Bond Index Fund	4,179,179	Shares	**	45,093,340
	Neuberger & Berman Genesis Trust	1,333,499	Shares	**	41,458,476
	Columbia Small Cap Core Fund - Class Z	557,175	Shares	**	5,153,870
	American Century Real Estate Fund - Institutional Class	427,903	Shares	**	4,997,903
	MainStay High Yield Corporate Bond Fund - Class A	1,150,196	Shares	**	4,980,347
	Oakmark Equity and Income Fund - Class I	4,537,748	Shares	**	97,833,849
	Hotchkis and Wiley Mid-Cap Value Fund - Class I	1,021,010	Shares	**	11,782,453
	TCW Dividend Focused Fund	6,355,130	Shares	**	44,295,257
	Vanguard Target Retirement Inc.	37,576	Shares	**	357,726
	Vanguard Target Retirement 2005	28,504	Shares	**	276,201
	Vanguard Target Retirement 2010	131,215	Shares	**	2,310,704
	Vanguard Target Retirement 2015	379,913	Shares	**	3,628,171
	Vanguard Target Retirement 2020	202,327	Shares	**	3,352,562
	Vanguard Target Retirement 2025	334,198	Shares	**	3,098,020
	Vanguard Target Retirement 2030	171,089	Shares	**	2,658,727
	Vanguard Target Retirement 2035	285,332	Shares	**	2,639,321
	Vanguard Target Retirement 2040	117,814	Shares	**	1,782,528
	Vanguard Target Retirement 2045	128,737	Shares	**	1,232,016
	Vanguard Target Retirement 2050	35,020	Shares	**	531,606
	Direxion NASDAQ 100 Bull 2.5X Inv	170	Shares	**	4,142
	Direxion China Bull 2X Fund Investor	111	Shares	**	3,182
	Direxion Emerging Markets Bull 2.0X Inv	155	Shares	**	4,162
	Direxion Small Capital 2.5X	66	Shares	**	1,415
	Janus Mid Cap Value Investment Shares	3,154	Shares	**	48,199
	ProFunds Falling U.S. Dollar Investor	566	Shares	**	15,007
	ProFunds Precious Metals UltraSector Inv	280	Shares	**	6,124

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2008

(a)	(b) Identity of Issue	(c) Description		(d) Cost	(e) Current Value
	Mutual Funds (continued) -				
	Hugoton Royalty Trust	200	Shares	**	3,210
*	Fidelity Government Income	685	Shares	**	7,503
*	Fidelity Select Medical Equipment & Systems	403	Shares	**	7,435
*	Fidelity Select Energy Service	6	Shares	**	211
					405,693,843
	Collective Investment Trusts -				
*	Fidelity Managed Income Portfolio II	184,540,758	Units	**	177,344,071
*	Fidelity U.S. Equity Index Pool	1,596,328	Units	**	48,065,437
					225,409,508
*	Fresenius Medical Care AG	1,179,984	Shares (ADRs)	**	55,671,645
	Common Stock -				
	Foster Wheeler Limited	500	Shares	**	11,690
	Frontline Limited	150	Shares	**	4,442
	UBS AG	100	Shares	**	1,430
	Royal Carribbean Cruises Limited	500	Shares	**	6,875
	Dryships Inc.	105	Shares	**	1,119
	Agilent Technology Inc.	350	Shares	**	5,471
	Agnico Eagle Mines Limited	137	Shares	**	7,032
	Altria Group Inc.	1,500	Shares	**	22,590
	American International Group Inc.	1,936	Shares	**	3,040
	American Water Works Company, Inc.	153	Shares	**	3,191
	Apple Computer Inc.	11	Shares	**	939
	BP PLC	153	Shares	**	7,171
	Bank of America Corporation	258	Shares	**	3,634
	Boeing Company	102	Shares	**	4,334

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2008

(a)	(b) Identity of Issue	(c) Description		(d) Cost	(e) Current Value
	Common Stock (continued) -				
	Bucyrus International Inc.	450	Shares	**	8,334
	Caterpillar Inc.	50	Shares	**	2,234
	Celanese Corporation	750	Shares	**	9,323
	Celgene Corporation	58	Shares	**	3,206
	Chesapeake Energy Corporation	353	Shares	**	5,713
	Chicago Bridge & Iron Company	46	Shares	**	464
	Coca Cola Company	91	Shares	**	4,108
	Companhia Vale Do Rio Doce	121	Shares	**	1,462
	Conocophillips NFS LLC	280	Shares	**	14,519
	Corning Inc.	1,000	Shares	**	9,530
	Deutsche Bank AG	485	Shares	**	8,774
	PowerShares DB Crude Oil	7,091	Shares	**	18,082
	Dollar Thrifty Automotive Group Inc.	3,220	Shares	**	3,510
	EMC Corporation	375	Shares	**	3,926
	El Paso Corporation	538	Shares	**	4,213
	Elan Corporation PLC	400	Shares	**	2,400
	Envit Capital Group Inc.	15,000	Shares	**	8,250
	Express Scripts Inc.	225	Shares	**	12,371
	Exxon Mobil Corporation	9	Shares	**	718
	First Solar Inc.	6	Shares	**	828
	Fluor Corporation	50	Shares	**	2,244
	Ford Motor Company	400	Shares	**	916
	Freedom Environmental Services	4,200	Shares	**	46
	Freeport McMoran Copper & Gold	853	Shares	**	20,849
	General Electric Company	2,236	Shares	**	36,216
	Goldcorp Inc.	219	Shares	**	6,894
	Goldman Sachs Group Inc.	95	Shares	**	8,017
	Hecla Mining Company	1,500	Shares	**	4,200
	International Game Technology	300	Shares	**	3,567
	iShares Silver Trust	126	Shares	**	1,411

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2008

(a)	(b) Identity of Issue	(c) Description		(d) Cost	(e) Current Value
	Common Stock (continued) -				
	iShares FTSE/Xinhua China 25 Index	201	Shares	**	5,851
	iShares Goldman Sachs Corp Trust	25	Shares	**	2,541
	iShares Dow Jones US Home Construction Index Trust	203	Shares	**	1,995
	Jacobs Energy Group Inc.	60	Shares	**	2,886
	Johnson & Johnson	100	Shares	**	5,983
	Keryx Biopharmaceuticals	11,900	Shares	**	2,618
	Linn Energy LLC	200	Shares	**	2,994
	LiveWire Mobile Inc.	28,100	Shares	**	2,670
	Lowes Companies	50	Shares	**	1,076
	Mammoth Energy Group Inc.	5,000,000	Shares	**	0
	McDonalds Corp.	125	Shares	**	7,774
	Medarex Inc.	2,400	Shares	**	13,392
	Metalico Inc.	15	Shares	**	23
	Morgan Stanley Dean Witter & Company	373	Shares	**	5,980
	National Med Financial Services	44,250	Shares	**	443
	Natural Gas Services Group Inc.	300	Shares	**	3,039
	Neurogen Corporation	60,000	Shares	**	8,640
	Nortel Networks Corp.	9,700	Shares	**	2,522
	Novagold Resources	500	Shares	**	735
	Nucor Corporation	75	Shares	**	3,465
	Nuveen Quality Preferred Income Fund 2	926	Shares	**	4,668
	Paradigm Tactical Products Inc.	13,670,000	Shares	**	0
	Pengrowth Energy Trust	3,000	Shares	**	22,860
	Penn West Energy Trust	1,295	Shares	**	14,400
	Petroleo Brasileiro sa Petrobras	97	Shares	**	2,376
	Pfizer Inc.	203	Shares	**	3,596
	Portec Rail Products Inc.	151	Shares	**	1,093
	Powershares DB Multi Sector Commodity Trust	103	Shares	**	3,306
	Proctor & Gamble Company	100	Shares	**	6,182

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2008

(a)	(b) Identity of Issue	(c) Description		(d) Cost	(e) Current Value
	Common Stock (continued) -				
	Proshares Ultra S&P 500 Trust	1,500	Shares	**	39,405
	Proshares Ultrashort Lehman Trust	75	Shares	**	2,830
	Proshares Ultra Short Real Estate Trust	1,371	Shares	**	69,525
	Proshares Ultra Gas Trust	900	Shares	**	26,001
	Proshares Ultra Financials Trust	4,220	Shares	**	25,447
	Proshares Ultra Basic Materials Trust	500	Shares	**	7,170
	S3 Investment Company	3,050,000	Shares	**	3,050
	Seattle Genetics Inc.	2,700	Shares	**	24,138
	Sector Spdr Technology Trust	141	Shares	**	2,171
	Sirius XM Radio Inc.	105	Shares	**	13
	Sooner Holdings Inc.	23,829	Shares	**	3,098
	Starwood Hotels & Resorts Worldwide	600	Shares	**	10,740
	Stryker Corporation	60	Shares	**	2,397
	Sunrise Assisted Living Inc.	7,240	Shares	**	12,163
	Toronto Dominion Bank	224	Shares	**	8,048
	Valueclick Inc.	1,400	Shares	**	9,576
	Vulcan Materials Company	40	Shares	**	2,783
	Wells Fargo & Company	100	Shares	**	2,948
					673,889
	Corporate Bond -				
	United Rentals Inc.	3,000	Face	**	2,370
*	Loans to Participants	interest range of 5.00% - 11.50%		-	33,247,497
	Total				$ 720,698,752

* - denotes a party-in-interest as defined by ERISA
** - participant directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America
401(k) Savings Plan

Date June 26, 2009

By: ______________________
Brian Silva, Trustee

EXHIBIT INDEX

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Walsh, Jastrem & Browne, LLP

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& Consultants

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-8686) of our report, dated June 24, 2009, relating to the financial statements and supplemental schedule of Fresenius Medical Care North America 401(k) Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2008.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 25, 2009